Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Pei Du

Youdao, Inc.

Tel: +86-10-8255-8907

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Second Quarter 2020 Unaudited Financial Results

Hangzhou, China – August 13, 2020 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights

●	Total net revenues were RMB623.3 million (US$88.2 million), a 93.1% increase from the same period in 2019.

o	Net revenues from learning services and products were RMB520.1 million (US$73.6 million), a 190.0% increase from the same period in 2019.

o	Net revenues from online marketing services were RMB103.2 million (US$14.6 million), a 28.1% decrease from the same period in 2019.

●	Gross billings of online courses[1] increased 223.2% year-over-year to RMB542.0 million (US$76.7 million) and gross billings of Youdao Premium Courses[2] increased 214.5% year-over-year to RMB457.2 million (US$64.7 million).

●	Gross margin was 45.2%, compared with 32.9% for the same period in 2019.

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s flagship online learning offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

●	Deferred revenue from online courses was RMB658.1 million (US$93.1 million), compared with RMB407.9 million as of December 31, 2019.

Second Quarter 2020 Key Operating and Financial Data

	For the three months ended June 30
(in millions, RMB)	2019	2020	% of Change
Gross billings of online courses	167.7	542.0	223.2%
Gross billings of Youdao Premium Courses	145.4	457.2	214.5%
Paid student enrollment of Youdao Premium Courses (in thousands)	165.2	401.6	143.1%
K-12 paid student enrollments	71.7	329.0	358.9%
Adult paid student enrollments	93.5	72.6	-22.4%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	880	1,139	29.4%

“Our second quarter financial results reflect the rapid growth of our business and our solid and improving fundamentals. Driven by strong retention rates from our K-12 segment and marketing, gross billings from our online courses increased by 223.2% year-over-year to RMB542.0 million, with gross margins of 51.7% for our learning services, and our operating cash inflow reached approximately RMB93.0 million in the second quarter,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Our robust summer marketing campaign is ongoing, and we are seeing excellent traction, particularly in the growing number of popular K-12 courses. Along with additional brand awareness and student acquisition efforts, our focus in the second half of the year will be on further enriching content across our courses, intelligent learning devices and other education platforms and services, to better serve our increasing online student population and grow our business for a sustainable future,” concluded Dr. Zhou.

Second Quarter 2020 Financial Results

Net Revenues

Net revenues for the second quarter of 2020 were RMB623.3 million (US$88.2 million), a 93.1% increase from RMB322.8 million for the same period of 2019.

Net revenues from learning services and products were RMB520.1 million (US$73.6 million) for the second quarter of 2020, a 190.0% increase from RMB179.3 million for the same period of 2019. The year-over-year growth from learning services was primarily attributable to the increased revenues generated from online courses, which were further driven by a substantial increase in both K-12 paid student enrollments and gross billings per paid student enrollment of Youdao Premium Courses. K-12 paid student enrollments increased by 358.9% year-over-year to 329,000 in the second quarter of 2020. Gross billings per paid student enrollment of Youdao Premium Courses increased by 29.4% year-over-year to RMB1,139 in the second quarter of 2020. Revenue generated from Youdao’s intelligent learning products increased by 250.3% year-over-year in the second quarter of 2020, mainly driven by a significant increase in sales volume of Youdao Dictionary Pen launched in August 2019.

Net revenues from online marketing services were RMB103.2 million (US$14.6 million) for the second quarter of 2020, a 28.1% decrease from RMB143.5 million for the same period in 2019. The decrease was mainly due to decreased demand from certain advertising customers.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2020 was RMB281.5 million (US$39.8 million), a 165.4% increase from RMB106.1 million for the same period of 2019. Gross margin increased to 45.2% for the second quarter of 2020 from 32.9% for the same period of 2019.

Gross margin for learning services and products increased to 48.5% for the second quarter of 2020 from 29.5% for the same period of 2019, primarily attributable to improved gross margin in the online courses, which was further driven by improved economies of scale and the continuous optimization of Youdao’s faculty compensation structure.

Gross margin for online marketing services was 28.5% for the second quarter of 2020, compared with 37.0% for the same period of 2019. The decrease was mainly attributable to increased distribution of advertisements through third parties’ internet properties, which typically have a lower gross margin profile.

Operating Expenses

Total operating expenses for the second quarter of 2020 were RMB564.6 million (US$79.9 million), an increase of 198.5% compared with RMB189.2 million for the same period of last year.

Sales and marketing expenses for the second quarter of 2020 were RMB445.2 million (US$63.0 million), an increase of 264.4% compared with RMB122.2 million for the same period of 2019. This increase was mainly driven by enhanced sales and marketing efforts, as well as increased compensation expenses related to sales and marketing team expansion.

Research and development expenses for the second quarter of 2020 were RMB91.4 million (US$12.9 million), an increase of 62.3% compared with RMB56.3 million for the same period of 2019. The increase was primarily due to increased payroll-related expenses, rental and facility expenses associated with an increased number of course development and technology professionals, as well as share-based compensation expenses charged in the second quarter of 2020.

General and administrative expenses for the second quarter of 2020 were RMB28.0 million (US$4.0 million), an increase of 162.3% compared with RMB10.7 million for the same period of 2019. The increase was mainly attributable to increased payroll-related expenses, including share-based compensation expenses and fees paid to third-party professional service providers.

Loss from Operations

Loss from operations for the second quarter of 2020 was RMB283.0 million (US$40.1 million), compared with RMB83.1 million for the same period in 2019. The margin of loss from operations was 45.4%, compared with 25.7% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the second quarter of 2020 was RMB257.8 million (US$36.5 million), compared with RMB87.6 million for the same period of last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the second quarter of 2020 was

RMB250.5 million (US$35.5 million), compared with RMB86.2 million for the same period of last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the second quarter of 2020 was RMB2.30 (US$0.33), compared with RMB0.95 for the same period of 2019. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB2.23 (US$0.32), compared with RMB0.94 for the same period of 2019.

Balance Sheet

As of June 30, 2020, Youdao’s cash, cash equivalents, time deposits and short-term investments totaled RMB1.8 billion (US$253.4 million), compared with RMB1.6 billion as of December 31, 2019. The increase was primarily due to an increased amount of gross billings from operations. For the second quarter of 2020, net cash provided by operating activities was RMB93.0 million (US$13.2 million), capital expenditures totaled RMB4.2 million, and depreciation and amortization expenses amounted to RMB3.6 million.

As of June 30, 2020, the Company’s contract liabilities, which mainly consist of deferred revenues generated from Youdao’s online courses, were RMB711.5 million (US$100.7 million), an increase of 55.8% from RMB456.8 million as of December 31, 2019.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:30 a.m. Eastern Time on Thursday, August 13, 2020 (Beijing/Hong Kong Time: 6:30 p.m., Thursday, August 13, 2020). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10146527

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until August 20, 2020:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10146527

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary, Youdao Cloudnote and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different online courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0651 to US$1.00, the exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2019	2020	2020
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	173,328	125,551	17,771
Time deposits	1,325,737	1,203,778	170,384
Short-term investments	121,126	461,230	65,283
Accounts receivable, net	200,675	229,342	32,461
Inventories, net	73,225	92,841	13,141
Amounts due from NetEase Group	14,930	7,311	1,035
Prepayment and other current assets	120,891	119,094	16,856
Total current assets	2,029,912	2,239,147	316,931

Non-current assets:
Property and equipment, net	24,551	30,600	4,331
Operating lease right-of-use assets, net	23,873	49,991	7,076
Other assets, net	8,128	22,033	3,118
Total non-current assets	56,552	102,624	14,525

Total assets	2,086,464	2,341,771	331,456

Liabilities and Shareholders' Equity/(Deficit)
Current liabilities:
Accounts payables	62,675	103,002	14,579
Payroll payable	94,488	98,411	13,929
Amounts due to NetEase Group	48,126	63,406	8,975
Contract liabilities	456,805	711,522	100,709
Taxes payable	25,977	69,965	9,903
Accrued liabilities and other payables	192,643	445,686	63,082
Short-term loans from NetEase Group	878,000	878,000	124,273
Total current liabilities	1,758,714	2,369,992	335,450

Non-current liabilities:
Long-term lease liabilities	21,206	38,410	5,437
Other non-current liabilities	5,517	4,776	676
Total non-current liabilities	26,723	43,186	6,113

Total liabilities	1,785,437	2,413,178	341,563

Shareholders' equity/(deficit):
Youdao's shareholders' equity/(deficit)	300,091	(72,888)	(10,317)
Noncontrolling interests	936	1,481	210
Total shareholders' equity/(deficit)	301,027	(71,407)	(10,107)

Total liabilities and shareholders' equity/(deficit)	2,086,464	2,341,771	331,456

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.0651 on the last trading day of June (June 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	154,685	388,978	433,697	61,386	271,724	822,675
Online marketing services	143,465	99,250	103,212	14,609	233,741	202,462
Learning products	24,662	53,160	86,381	12,226	43,078	139,541
Total net revenues	322,812	541,388	623,290	88,221	548,543	1,164,678

Cost of revenues (2):	(216,749)	(305,663)	(341,751)	(48,372)	(389,585)	(647,414)
Gross profit	106,063	235,725	281,539	39,849	158,958	517,264

Operating expenses:
Sales and marketing expenses (2)	(122,174)	(299,159)	(445,151)	(63,007)	(186,136)	(744,310)
Research and development expenses (2)	(56,318)	(84,099)	(91,423)	(12,940)	(111,184)	(175,522)
General and administrative expenses (2)	(10,667)	(28,463)	(27,978)	(3,960)	(23,784)	(56,441)
Total operating expenses	(189,159)	(411,721)	(564,552)	(79,907)	(321,104)	(976,273)
Loss from operations	(83,096)	(175,996)	(283,013)	(40,058)	(162,146)	(459,009)

Interest (expense)/income, net	(6,425)	123	(424)	(60)	(12,362)	(301)
Others, net	14,410	8,576	25,619	3,626	8,253	34,195
Loss before tax	(75,111)	(167,297)	(257,818)	(36,492)	(166,255)	(425,115)

Income tax expenses	(833)	(2,185)	(9)	(1)	(1,639)	(2,194)
Net loss	(75,944)	(169,482)	(257,827)	(36,493)	(167,894)	(427,309)
Net (income)/loss attributable to noncontrolling interests	(553)	58	21	3	(481)	79
Net loss attributable to the Company	(76,497)	(169,424)	(257,806)	(36,490)	(168,375)	(427,230)
Accretions of convertible redeemable preferred shares to redemption value	(11,053)	-	-	-	(21,156)	-
Net loss attributable to ordinary shareholders of the Company	(87,550)	(169,424)	(257,806)	(36,490)	(189,531)	(427,230)

Basic net loss per ADS	(0.95)	(1.52)	(2.30)	(0.33)	(2.06)	(3.81)
Diluted net loss per ADS	(0.95)	(1.52)	(2.30)	(0.33)	(2.06)	(3.81)

Shares used in computing basic net loss per ADS	92,000,000	111,767,756	112,277,976	112,277,976	92,000,000	112,022,872
Shares used in computing diluted net loss per ADS	92,000,000	111,767,756	112,277,976	112,277,976	92,000,000	112,022,872

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.0651 on the last trading day of June (June 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Share-based compensation in each category:
Cost of revenues	758	1,168	1,043	148	907	2,211
Sales and marketing expenses	39	911	808	114	780	1,719
Research and development expenses	334	3,143	3,016	427	41	6,159
General and administrative expenses	218	2,347	2,394	339	399	4,741

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services and products	179,347	442,138	520,078	73,612	314,802	962,216
Online marketing services	143,465	99,250	103,212	14,609	233,741	202,462
Total net revenues	322,812	541,388	623,290	88,221	548,543	1,164,678

Cost of revenues
Learning services and products	126,421	226,777	267,942	37,925	236,810	494,719
Online marketing services	90,328	78,886	73,809	10,447	152,775	152,695
Total cost of revenues	216,749	305,663	341,751	48,372	389,585	647,414

Gross margin
Learning services and products	29.5%	48.7%	48.5%	48.5%	24.8%	48.6%
Online marketing services	37.0%	20.5%	28.5%	28.5%	34.6%	24.6%
Total gross margin	32.9%	43.5%	45.2%	45.2%	29.0%	44.4%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues of online courses	129,425	355,800	394,596	55,851	228,233	750,396
Add: value-added tax	9,494	21,348	38,687	5,476	17,083	60,035
Add: ending deferred revenue	185,622	549,317	658,052	93,141	185,622	658,052
Less: beginning deferred revenue	(156,812)	(407,861)	(549,317)	(77,751)	(129,144)	(407,861)
Non-GAAP gross billings of online courses	167,729	518,604	542,018	76,717	301,794	1,060,622

Net revenues of Youdao Premium Courses	108,522	301,525	332,202	47,020	191,289	633,727
Add: value-added tax	8,230	18,092	33,044	4,677	14,362	51,136
Add: ending deferred revenue	157,184	470,668	562,643	79,637	157,184	562,643
Less: beginning deferred revenue	(128,538)	(344,111)	(470,668)	(66,619)	(109,105)	(344,111)
Non-GAAP gross billings of Youdao Premium Courses	145,398	446,174	457,221	64,715	253,730	903,395

Net loss attributable to ordinary shareholders of the Company	(87,550)	(169,424)	(257,806)	(36,490)	(189,531)	(427,230)
Add: share-based compensation	1,349	7,569	7,261	1,028	2,127	14,830
Non-GAAP net loss attributable to ordinary shareholders of the Company	(86,201)	(161,855)	(250,545)	(35,462)	(187,404)	(412,400)

Non-GAAP basic net loss per ADS	(0.94)	(1.45)	(2.23)	(0.32)	(2.04)	(3.68)
Non-GAAP diluted net loss per ADS	(0.94)	(1.45)	(2.23)	(0.32)	(2.04)	(3.68)